

March 27, 2014

Via E-mail
Doron Moshe
Chief Financial Officer
Elbit Imaging Ltd.
5 Kinneret Street
Bnei Brak 51261, Israel

> **Re:** **Elbit Imaging Ltd.**
> **Registration Statement on Form F-1**
> **Filed March 12, 2014**
> **File No. 333-194519**

Dear Mr. Moshe:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Shareholders, page 37

1. We note your disclosure on page 37 that any selling shareholders who are affiliates of a broker-dealer and any participating broker-dealers are deemed to be underwriters. Please revise your disclosure to specifically identify any selling shareholders that are broker-dealers or affiliates of a broker-dealer or advise.

2. Please revise your disclosure on page 38 to identify the natural persons who have voting and dispositive authority over the ordinary shares offered for resale by each of the selling shareholders.

Incorporation of Certain Information By Reference, page 40

3.   We note that you have not filed an annual report for your most recently completed fiscal year. Accordingly, you appear to be currently ineligible to incorporate by reference. Refer to General Instruction VI.C of Form F-1. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Coy Garrison, Staff Attorney at (202) 551-3466 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Richard H. Gilden, Esq.
        Kramer Levin Naftalis & Frankel LLP